EXHIBIT 99.1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2026	2025

Current assets
Cash	$5,569,600	$5,459,309
Accounts receivables	988,641	343,041
Prepayment and other current assets	1,515,662	1,693,897
Total current assets	8,073,903	7,496,247
Non-current assets
Restricted cash – non-current	1,920,000	1,920,000
Property and equipment, net	39,570	42,363
Oil and gas property - subject to amortization, net	8,668,601	9,035,337
Oil and gas property - not subject to amortization	1,224,667	1,224,667
Right of use assets, net	509,203	833,985
Deferred charges	810,395	839,191
Other non-current assets	1,435,700	1,363,586
Total non-current assets	14,608,136	15,259,129
Total assets	$22,682,039	$22,755,376

Liabilities and equity
Current liabilities
Accounts payables	$584,395	$596,218
Amount due to a related party	1,335	1,383
Short-term operating lease liabilities	397,963	554,905
Accrued expenses	162,922	228,624
Taxes payable	145,383	60,986
Other current liabilities	36,338	18,248
Warrant liabilities	141,386	-
Total current liabilities	1,469,722	1,460,364
Non-current liabilities
Asset retirement obligations	686,435	724,572
Warrant liabilities	-	363,932
Long-term operating lease liabilities	111,240	279,080
Provision for post-employment benefits	290,283	268,908
Total non-current liabilities	1,087,958	1,636,492
Total liabilities	$2,557,680	$3,096,856

Commitments and contingencies (Note 12)	-	-

Shareholders’ equity
Preferred shares (par value $0.00266667; 3,750,000 shares authorized, nil shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively)	-	-
Ordinary shares (par value $0.00266667; 37,500,000 shares authorized, 15,386,840 and 14,987,474 shares issued and outstanding as of June 30, 2026 and December 31, 2025)	$41,031	$39,966
Additional paid-in capital	72,884,888	70,538,866
Accumulated deficit	(52,909,664)	(51,026,783)
Accumulated other comprehensive income	108,104	106,471
Total shareholders’ equity	20,124,359	19,658,520
Total liabilities and shareholders’ equity	$22,682,039	$22,755,376

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-1

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six months ended	Six months ended
	June 30, 2026	June 30, 2025

Revenue	$1,779,453	$1,069,505

Operating costs and expenses:
Lease operating expenses	1,302,454	1,394,411
Depreciation, depletion and amortization	421,414	335,348
General and administrative expenses	1,742,249	1,761,060
Total operating costs and expenses	3,466,117	3,490,819
Loss from operations	(1,686,664)	(2,421,314)

Other income (expense):
Change in fair value of warrants	222,546	(32,874)
Allowance on other receivables	(203,906)	(509,283)
Exchange gain (loss)	(229,798)	132,463
Other income, net	14,941	6,234
Total other expenses, net	(196,217)	(403,460)
Loss before income tax	(1,882,881)	(2,824,774)
Income tax provision	-	-
Net loss	$(1,882,881)	$(2,824,774)

Comprehensive loss:
Net loss	(1,882,881)	(2,824,774)
Actuarial gain for post-employment benefits	1,633	2,357
Total comprehensive loss	$(1,881,248)	$(2,822,417)

Loss per ordinary share attributable to the Company
Basic and diluted	$(0.12)	$(0.19)
Weighted average number of ordinary shares outstanding
Basic and diluted	15,107,123	14,987,474

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026

(UNAUDITED)

	Ordinary Shares, $0.00266667 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2026	14,987,474	$39,966	$70,538,866	$(51,026,783)	$106,471	$19,658,520
Net loss	-	-	-	(1,882,881)	1,633	(1,881,248)
Share Based Compensation	-	-	94,800	-	-	94,800
Issuance of ordinary shares by ATM offering	399,366	1,065	2,251,222	-	-	2,252,287
Balance as of June 30, 2026	15,386,840	$41,031	$72,884,888	$(52,909,664)	$108,104	$20,124,359

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025

(UNAUDITED)

	Ordinary Shares, $0.00266667 Par Value		Additional		Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Total Equity
Balance as of January 1, 2025	13,600,519	$36,267	$63,978,379	$(45,926,978)	$103,205	$18,190,873
Net loss	-	-	-	(2,824,774)	2,357	(2,822,417)
Issuance of ordinary shares by ATM offering	1,386,955	3,699	6,560,487	-	-	6,564,186
Balance as of June 30, 2025	14,987,474	$39,966	$70,538,866	$(48,751,752)	$105,562	$21,932,642

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

INDONESIA ENERGY CORPORATION LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended June 30,
	2026	2025

Cash flows from operating activities
Net cash used in operating activities	$(2,090,111)	$(2,512,393)
Cash flows from investing activities
Net cash used in investing activities	(51,885)	(52,373)
Cash flows from financing activities
Net cash provided by financing activities	2,252,287	6,564,186

Net change in cash and cash equivalents, and restricted cash	110,291	3,999,420

Cash and cash equivalents, and restricted cash at beginning of period	7,379,309	6,493,996
Cash and cash equivalents, and restricted cash at end of period	$7,489,600	$10,493,416

Non-cash transactions
Right-of-use assets acquired under operating leases in exchange for operating liabilities	$-	$205,678

Reconciliation of cash and restricted cash to the consolidated balance sheets

	June 30,	December 31,
	2026	2025
Cash	$5,569,600	$5,459,309
Restricted cash - non-current	1,920,000	1,920,000
Total Cash and Restricted cash	$7,489,600	$7,379,309

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

INDONESIA ENERGY CORPORATION LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Indonesia Energy Corporation Limited (the “Company,” “IEC,” “we,” “us,” our” and similar terminology), through its subsidiaries in Hong Kong and Indonesia, is an oil and gas exploration and production company focused on the Indonesian market. The Company currently holds two oil and gas assets through its subsidiaries in Indonesia: one producing block (the “Kruh Block”) and one exploration block (the “Citarum Block”). The Company also identified a potential third exploration block known as the “Rangkas Area.” In January 2024, new 3D seismic exploratory operations at the Company’s 63,778 acre Kruh Block commenced, which was completed in June 2024. Interpretation and reservoir study based on the 3D seismic data continued until September 2025. Importantly, the Company anticipates that the results of this seismic work will support the commencement of its continuing drilling program, which includes two back-to-back wells for which field operations are already underway. The first well, K-29, was spudded on July 25, 2026, and drilling operations commenced on the same date. The well reached a total measured depth of approximately 3,378 feet, and drilling operations were completed in August 2026. The actual production operations at K-29 are expected to commence in late September 2026. Following the completion of the K-29 well, the Company plans to commence drilling activities at the WK-5 as part of the drilling program. The second well, WK-5, is expected to be completed by the end of 2026. The Company also plans to conduct a continuous drilling program from 2027 through 2030 in the Kruh, West Kruh and North Kruh fields over the next four years to maximize production, during which it expects to drill 16 new wells, subject to the availability of capital and other financing, regulatory approvals and permits, the availability of drilling equipment and services, market conditions, and other factors beyond the Company’s control. The timing and number of wells ultimately drilled may differ materially from the Company’s current plans.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. Accordingly, they may not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim financial information should be read in conjunction with the consolidated financial statements and footnotes in the Company’s financial statements for the fiscal year ended December 31, 2025 included in the Company’s Form 20-F filed with the SEC on April 29, 2026 (“2025 Annual Report”). There have been no changes to the Company’s significant accounting policies as disclosed in Note 2 to the consolidated financial statements included in the Company’s 2025 Annual Report.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair presentation of the Company’s condensed consolidated balance sheet as of June 30, 2026, condensed consolidated statements of operations, changes in equity and cash flows for the six months ended June 30, 2026 and 2025, as applicable, have been made. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the operating results that may be expected for the fiscal year ending December 31, 2026 or any future periods.

The unaudited condensed consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Recently accounting pronouncement adopted

In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company has adopted this ASU for the annual reporting period of the fiscal year beginning January 1, 2025, and the adoption was applied on a prospective basis, which did not have a material impact on the condensed consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide a practical expedient and, if applicable, an accounting policy election to simplify the measurement of credit losses for certain receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company has adopted this ASU and elected the practical expedient for the annual reporting period of the fiscal year beginning January 1, 2026, and the adoption was applied on a prospective basis. The adoption did not have a material impact on the Company’s condensed consolidated financial statements.

F-5

Recently issued accounting standards which have not yet been adopted

In November 2024, the FASB issued ASU 2024-03, “Disaggregation of Income Statement Expenses”, which requires companies to provide new financial statement disclosures disaggregating prescribed expense categories within relevant income statement expense captions. This amendment is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, on a prospective basis and early adoption and retrospective application is permitted. The Company is currently assessing the impact of adopting this standard on the consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures.” The amendment in ASU 2025-01 amends the effective date of ASC 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In December 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-11, Interim Reporting (Topic 270): Improvements to Interim Disclosure Requirements. The standard clarifies disclosure requirements for interim financial statements and is effective for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its condensed consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2025-12.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s condensed consolidated financial statements upon adoption.

Warrant Liabilities

The Company accounts for the warrants issued in connection with its January 2022 convertible note financing (see Note 6) in accordance with the guidance contained in Accounting Standards Codification (“ASC”) 815-40 Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815”) under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies such warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the condensed consolidated statements of operations. Such warrants are valued using the Black-Scholes option-pricing model as no observable traded price was available for such warrants. See Note 6 for further information.

F-6

Fair Value of Financial Instruments

The Company records certain of its financial assets and liabilities at fair value on a recurring basis. Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, accounts payables, other current liabilities, accrued expenses and tax payables, approximate their fair values due to the short-term nature of these instruments.

Net Loss per Ordinary Share

Basic net loss per share is determined by dividing net loss by the weighted average number of the Company’s ordinary shares, par value $0.00266667 per share (the “Ordinary Shares”), outstanding during the period, without consideration of potentially dilutive securities, except for those Ordinary Shares that are issuable for little or no cash consideration. Diluted net loss per share is determined by dividing net loss by diluted weighted average Ordinary Shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potentially dilutive Ordinary Shares, such as stock options and warrants calculated using the “treasury stock” and/or “if converted” methods, as applicable. In periods with reported net operating losses, all potential dilutive securities are generally deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal.

F-7

For six months ended June 30, 2026 and 2025, the following potentially dilutive securities were excluded from the computation of diluted earnings per share because their effects would be anti-dilutive:

	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Warrants issued to L1 Capital (Note 6)	442,240	442,240
Share options granted to the executive management	440,000	-
Total	882,240	442,240

NOTE 3 – GOING CONCERN

The Company’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company has incurred a net loss of $1,882,881 for the six months ended June 30, 2026. During the six months ended June 30, 2026, the Company had a negative cash flow from operating activities of $2,090,111. As of June 30, 2026, the Company had accumulated deficit of $52,909,664. While the Company had a cash and working capital balance of $5,569,600 and $6,604,181, respectively, as of June 30, 2026, it may not be sufficient to fund its planned operations and contractual obligations for the next twelve months from the date of issuance of these unaudited condensed consolidated financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has financed the operations primarily through cash flow and proceeds from equity instrument financing (including the at-the-market offering, or ATM), where necessary.

Since March 2024, the Company has progressively registered and amended its securities offerings to facilitate capital raising through its At-the-Market Agreement, dated July 22, 2022, as amended on March 22, 2024 (“ATM Agreement”):

●	On March 22, 2024, the Company filed a new shelf registration statement on Form F-3 (the “New F-3 Registration Statement”, File No. 333-278175), which was declared effective on May 31, 2024. This covered a $9,600,000 base prospectus for various securities and a prospectus supplement for the sale of up to $4,267,622 of Ordinary Shares under the ATM Agreement.

●	The Company has subsequently filed four supplements to increase its ATM offering limits on December 18, 2024, June 17, 2025, February 5, 2026 and April 27, 2026, respectively, in which the Company registered additional $3,850,000, $3,200,000, $7,900,000 and $14,100,000, respectively, worth of Ordinary Shares.

For the six months ended June 30, 2026, the Company has received aggregate gross proceeds of approximately $2.3 million from sales of its securities pursuant to the ATM offering, and approximately $14.1 million of securities remain available for sale under the ATM offering, subject to the terms and conditions of the ATM Agreement and the availability of an effective registration statement.

As of September 22, 2026, the Company had approximately $4.80 million of cash, which is placed with financial institutions and is unrestricted as to withdrawal or use. The Company intends to mitigate the conditions of substantial doubt and meet the cash requirements for the next 12 months from the issuance date of the Company’s unaudited condensed consolidated financial statements by implementing management’s plan, including a combination of improving operational efficiency, cost reductions and debt and equity financing. The Company expects to collect the receivables timely and arrange payment schedule in accordance with the Company’s cash management plan.

If the Company fails to achieve these goals, the Company will likely need additional financing to execute its business plan. If additional financing is required, the Company may seek to raise capital through its ATM program. However, the Company may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all, as we may elect not to utilize the ATM facility due to unfavorable market prices or find that such funds are otherwise unavailable when needed.

In the event that financing sources are not available from any source, or that the Company is unsuccessful in increasing its gross profit margin and reducing operating losses, the Company may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on the Company’s business, prospects, financial condition and results of operations.

The Company has prepared its unaudited condensed consolidated financial statements on a going concern basis. However, there can be no assurance that the measures above can be achieved as planned. Based on management’s evaluation of the conditions existing as of June 30, 2026, together with the financing through ATM program, management has concluded that the Company does not have sufficient liquidity for at least one year from the date of the unaudited condensed consolidated statements to be issued. Therefore, the Company determined that the substantial doubt about the Company’s ability to continue as a going concern has not been alleviated. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If the Company is unable to continue as a going concern, it may have to liquidate or otherwise dispose of its assets, and the amounts realized upon such liquidation or disposition may be less than the carrying amounts of such assets reflected in the unaudited condensed consolidated financial statements.

NOTE 4 – PREPAYMENT AND OTHER ASSETS

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Audited)
VAT receivable – current	$-	$334,608
Other receivables	295,648	227,519
Other receivables from well equipment - current	609,604	609,604
Consumables and spare parts	1,035,542	1,083,387
Prepaid expenses	184,472	70,798
Total prepayment and other current assets	2,125,266	2,325,916
Less: Allowance on other receivables	(609,604)	(632,019)
Prepayment and other current assets, net	$1,515,662	$1,693,897

VAT receivable – non-current	$1,835,177	$1,534,521
Deposit and others	134,712	136,933
Durable spare parts	-	-
Total other assets – non - current	1,969,889	1,671,454
Less: allowance on other receivables	(534,189)	(307,868)
Other non-current assets, net	$1,435,700	$1,363,586

For the year ended December 31, 2023, the Company sold certain rig equipment to a third party, PT Andam Resorsis Nusantara. For the year ended December 31, 2024, the Company recorded $99,604 allowance for the doubtful account related to the uncollected amounts for the equipment sale. The receivables on the rig equipment were supposed to be received in 2025, however, in fiscal year 2025, none of the receivables have been collected. Considering the high potential of default, the Company decided to take full allowance of $609,604 to the rig equipment in fiscal year 2025.

The Value-Added Tax (“VAT”) receivable is the qualified input VAT paid by the Company to Pertamina. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. As the Company’s sales are not subject to any VAT output, the Company will bill Pertamina for reimbursement per tax reimbursement filing. The Company started to record the VAT receivable since 2022 and started to collect the VAT receivable in 2024. In 2025 and 2026, the Company didn’t collect any VAT receivable from Pertamina. As no collections have been received from Pertamina and the timing of collection cannot be reliably estimated, the remaining balance of the VAT receivable has been classified as a non-current asset, with an allowance recorded against the outstanding balance. The Company applied allowance for VAT receivable to $534,189 for non-current VAT receivable as of June 30, 2026.

After evaluating above facts, $1,835,177 VAT receivable was classified as non-current assets.

F-8

NOTE 5 – OIL AND GAS PROPERTY, NET

The following tables summarize the Company’s oil and gas activities by classification.

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
Oil and gas property - subject to amortization	$32,081,386	$32,029,501
Accumulated depletion	(11,553,602)	(11,134,981)
Accumulated impairment	(11,859,183)	(11,859,183)
Oil and gas property - subject to amortization, net	$8,668,601	$9,035,337

Oil and gas property - not subject to amortization	$1,224,667	$1,224,667
Accumulated impairment	-	-
Oil and gas property - not subject to amortization	$1,224,667	$1,224,667

The following shows the movement of the oil and gas property - subject to amortization balance.

Oil & Gas Property – Kruh
December 31, 2025	$9,035,337
Additional capitalization	51,885
Depletion	(418,621)
June 30, 2026 (Unaudited)	$8,668,601

For the six months ended June 30, 2026, the Company incurred aggregated development costs, which were capitalized in the amount of $51,885, mainly for development administration costs and for the purpose of geological and geophysical studies and seismic studies. The asset retirement obligation (ARO) decreased from $724,572 as of December 31, 2025 to $686,435 as of June 30, 2026, reflecting a payment of $38,137 made during the period in respect of abandonment and site restoration (ASR) costs.

The following shows the movement of ARO:

Asset retirement obligation
December 31, 2025	$724,572
Payment	(38,137)
June 30, 2026 (Unaudited)	$686,435

Depletion recorded for production on properties subject to amortization for the six months ended June 30, 2026 and 2025, were $418,621 and $315,657 respectively.

Furthermore, for the six months ended June 30, 2026 and 2025, the Company did not record any impairment of its oil and gas property subject to amortization based on the results of the ceiling tests performed, which indicated that the present value of estimated future net revenues generated by the oil and gas property exceeded the carrying balances. There was no impairment recorded for oil and gas property not subject to amortization.

F-9

NOTE 6 – FINANCIAL LIABILITY

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)

Warrant liabilities, net of debt issuance costs	$141,386	$363,932

On January 21, 2022 (the “Initial Closing Date”), the Company closed an initial $5,000,000 tranche (the “First Tranche”) of a total then anticipated $7,000,000 private placement with L1 Capital Global Opportunities Master Fund (“L1 Capital”) pursuant to the terms of a Securities Purchase Agreement, dated January 21, 2022, between the Company and L1 Capital (the “Purchase Agreement”). In connection with the closing of the First Tranche, the Company issued to the L1 Capital (i) a 6% Original Issuance Discount Senior Convertible Note in a principal amount of up to $7,000,000 (the “Note”) and (ii) a five-year Ordinary Share Purchase Warrant (the “Initial Warrant”) to purchase up to 383,620 Ordinary Shares at an exercise price of $6.00 per share, subject to adjustment. As of the date of the original Purchase Agreement, a second tranche (the “Second Tranche”) of funding under the Note in the amount of $2,000,000 (the “Second Tranche Amount”) was contemplated. The Note was subject to a deduction of a 6.0% original issuance discount. Except as upon an Event of Default (as defined in the Note), the Note did not bear interest.

Beginning 120 days after the Initial Closing Date, the Company was required to commence monthly installment payments of the Note through maturity (or 14 payments) (“Monthly Payments”), which Monthly Payments could be made, at the Company’s election, in cash or Ordinary Shares (or a combination of cash and Ordinary Shares), with such Ordinary Shares being issued at a valuation equal to the lesser of: (i) $6.00 per share or (ii) 90% of the average of the two lowest closing bid prices of the Ordinary Shares for the ten (10) consecutive trading days ending on the trading day immediately prior to the payment date, with a floor price of $1.20 per share. In addition, at any time following the date of effectiveness of a Registration Statement covering the applicable Ordinary Shares underlying the Note (such Registration Statement was declared effective on June 1, 2022), the Note is convertible (in whole or in part), at the option of L1 Capital, into such number of fully paid and non-assessable Ordinary Shares determined by dividing (x) that portion of the outstanding principal amount of the Note that L1 Capital elects to convert by (y) $6.00 per share, which price was subject to adjustment as provided in the Note. Upon the occurrence of any Event of Default that has not been remedied, the Company would be obligated to pay to L1 Capital an amount equal to one hundred twenty percent (120%) of the outstanding principal amount of the Amended Note on the date on which the first Event of Default has occurred.

F-10

On March 4, 2022, the Company and L1 Capital entered into a First Amendment to the Purchase Agreement and an Amended and Restated Senior Convertible Promissory Note (the “Amended Note”) pursuant to which, among other items, Second Tranche Amount was increased from $2,000,000 to $5,000,000. Upon the funding of the Second Tranche Amount, L1 Capital was entitled to receive an additional five-year Ordinary Share Purchase Warrant (the “Second Warrant”) to purchase up to 383,620 Ordinary Shares at $6.00 per share (subject to adjustment).

On May 16, 2022, the Company and L1 Capital entered into a Second Amended and Restated Senior Convertible Promissory Note which amends and restates the Amended Note in its entirety (the “Second Amended Note” and collectively with the Note and the Amended Note, the “Notes”). Among other matters, the Second Amended Note provided for an accelerated funding of the Second Tranche Amount, which was funded to the Company on May 23, 2022, at which time the Second Warrant was issued to L1 Capital.

Accounting for warrants

The Warrants were issued in conjunction with the convertible note by a separate contract, and legally detachable and separately transferrable. The Warrants were exercisable via “cashless” exercise if there is not an effective registration statement covering resale of the Ordinary Shares under the Warrants. The exercise price per Ordinary Share under the Warrants was $6.00 and subject to certain adjustments which do not meet the criteria for equity treatment in accordance with the guidance contained in ASC 815-40-15-7E. Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value. This warrant liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the consolidated statements of operations.

The Company recognized $915,644 for warrant liabilities upon issuance of the Initial Warrant on January 24, 2022. The Company recognized $4,833,325 for warrant liabilities upon issuance of the Second Warrant on May 23, 2022.

The Company utilizes the Black-Scholes option-pricing model to estimate the fair value of the Warrants at each reporting period since the Warrants are not actively traded. The estimated fair value of the Warrant liabilities is determined using Level 3 inputs in accordance with ASC 820, “Fair Value Measurement”. Inherent in the Black-Scholes model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Ordinary Shares based on historical volatility of its own stock price during the period that matches the expected remaining life of the Warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following reflects the inputs and assumptions used:

	January 24, 2022	May 23, 2022	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025	June 30, 2026
Exercise price	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00
Share price	$3.64	$14.94	$4.66	$2.71	$2.78	$2.93	$2.74
Expected term from grant date (in years)	5.00	5.00	4.10 for Initial Warrant and 4.50 for Second Warrant	3.10 for Initial Warrant and 3.40 for Second Warrant	2.09 for Initial Warrant and 2.44 for Second Warrant	1.08 for Initial Warrant and 1.41 for Second Warrant	0.58 for Initial Warrant and 0.91 for Second Warrant
Expected volatility	96.32%	95.90%	96.03%	82.40%	107.66% for the Initial Warrant and 111.22% for the Second Warrant	86.29% for the Initial Warrant and 106.15% for the Second Warrant	106.83% for the Initial Warrant and 88.16% for the Second Warrant
Risk-free interest rate	1.53%	2.88%	3.99%	4.01%	4.25%	3.48%	4.01% for the Initial Warrant and 3.98% for the Second Warrant
Dividend yield (per share)	-	-	-	-	-	-

During the year ended December 31, 2022, L1 Capital exercised the Initial Warrant for 325,000 at $6.00 per share with the Company receiving $1,950,000 proceeds from exercise of these warrants. During six months ended June 30, 2026, no warrants were exercised. As of June 30, 2026 and December 31, 2025, there remainn warrants to purchase 442,240 shares issued and outstanding.

F-11

The movement of warrant liabilities is summarized as follows:

Balance as of January 1, 2022	$-
Issuance of Initial Warrant as of January 24, 2022	915,644
Issuance of Second Warrant as of May 23, 2022	4,833,325

50,000 warrant shares exercised on June 16, 2022	(119,343)
185,000 warrant shares exercised on August 18, 2022	(915,799)
90,000 warrant shares exercised on August 29, 2022	(445,524)

Change in fair value of warrant liabilities	(2,878,660)
Balance as of December 31, 2022	$1,389,643
Change in fair value of warrant liabilities for the year	(907,424)
Balance as of December 31, 2023	$482,219
Change in fair value of warrant liabilities	96,709
Balance as of December 31, 2024	$578,928

Change in fair value of warrant liabilities	(214,996)
Balance as of December 31, 2025	$363,932
Change in fair value of warrant liabilities	(222,546)
Balance as of June 30, 2026	141,386

NOTE 7 – OPERATING LEASES

The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). All contracts are evaluated to determine whether or not they represent a lease. A lease conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has operating leases primarily consisting of facilities with remaining lease terms of one year to three years. The lease term represents the period up to the early termination date unless it is reasonably certain that the Company will not exercise the early termination option.

Leases are classified as finance or operating in accordance with the guidance in ASC 842. The Company did not hold any finance leases as of June 30, 2026 and December 31, 2025.

The Company also has certain short-term leases related to equipment and tools. A short-term lease is a lease with a term of 12 months or less and does not include the option to purchase the underlying asset that the Company would expect to exercise. The Company has elected to adopt the short-term lease exemption in ASC 842 and as such has not recognized a “right of use” asset or lease liability for these short-term leases.

The Company’s lease agreements do not specify an implicit borrowing rate, and generally, the lease discounted rate is set at a collateralized basis for a similar term of incremental borrowing rate as the underlying lease. However, as of June 30, 2026, the Company has not obtained borrowings from financial institutions for a number of years, making the use of a standalone incremental borrowing      rate inappropriate to the new lease agreement. Consequently, the Company uses 3-year Indonesia Government Bond Yield as the applicable lease discount rate of new lease agreements since 2025. The weighted average discount rate is 6.82% for the six months ended June 30, 2026.

The components of lease expense were as follows for each of the periods presented:

	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Operating lease expense	$324,782	$327,346
Short-term lease expense	18,306	20,791
Total operating lease costs	$343,088	$348,137
Other information
Operating cash flows used in operating leases	324,782	169,937
Weighted average remaining lease term (in years)	1.20	1.52
Weighted average discount rate	6.82%	10%

Future lease payments included in the measurement of operating lease liabilities as of June 30, 2026 were as follows:

June 30, 2026
The remainder of 2026	$243,338
2027	288,180
Total lease liabilities	531,518
Less: discount on operating lease liabilities	(22,315)
Present value of operating lease liabilities	509,203
Less: Current portion of operating lease liabilities	(397,963)
Non-current portion of operating lease liabilities	$111,240

F-12

NOTE 8 – TAXES

The current and deferred components of the income tax provision are substantially attributable to the Company’s subsidiaries in Indonesia. Due to the unrecovered expenditure on the Company’s Kruh Block operations, there was no provision for income taxes for the six months ended June 30, 2026 and 2025, respectively.

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records an interim income tax provision in accordance with guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. The Company’s effective tax rates for the six months ended June 30, 2026 and 2025 were 0% and 0%, respectively.

The Company did not incur any interest and penalties related to potential underpaid income tax expenses.

NOTE 9 – EQUITY

As of June 30, 2026 and December 31, 2025, there were 15,386,840 and 14,987,474 Ordinary Shares issued and outstanding. The change in outstanding Ordinary Shares was due to the issuance of Ordinary Shares under the ATM offering. For the six months ended June 30, 2026, there were 399,366 Ordinary Shares sold and issued through the ATM offering, and the Company received net proceeds of approximately $2.25 million.

NOTE 10 – SHARE BASED COMPENSATION EXPENSES

On December 29, 2025, pursuant to the fourth amendment to the employment agreement of the Company’s President, Frank Ingriselli, the Company granted Mr. Ingriselli 30,000 Ordinary Shares which vested on July 1, 2026. Such Ordinary Shares were valued at $3.16 per share which is based on the closing price of the shares traded on NYSE American Exchange on December 29, 2025. The Company recorded $94,800 share based compensation expenses as of June 30, 2026.

NOTE 11 – RELATED PARTY TRANSACTIONS

The following is a list of the major related parties and the relationship with the Company as of June 30, 2026 and 2025:

Name of the related parties	Relation with the Company
Maderic Holding Limited	Majority Shareholder of IEC
HFO Investment Group Ltd	Shareholder of IEC
Dr. Wirawan Jusuf	Director, Chairman of the Board and Chief Executive Officer
Frank C. Ingriselli	President
Chia Hsin “Charlie” Wu	Chief Technology Officer
Mirza F. Said	Chief Operating Officer and Director
James J. Huang	Chief Investment Officer and Director
Gregory L. Overholtzer	Chief Financial Officer
Chiu Chen-Chia	Shareholder of IEC
Chiu Chen-Ta	Shareholder of IEC
PT. Wiranusa Karana Mardika	An Entity Controlled by Dr. Wirawan Jusuf

F-13

The Company’s related party, PT. Wirannusa Karana Mardika (PT WKM) provides office space for Kerja Sama Operasi/Joint Operation with Pertamina (KSO), PT Cogen Nusantara Energi (CNE), PT Harvel Nusantara Energi (HNE) and PT Hutama Wiranusa Energi (HWE). KSO related expenses are recorded under lease operating expense and rental related to other related parties are recorded under general and administrative expenses. The related party rental expenses for the six months ended June 30, 2026 and 2025 were as follows:

	June 30,	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
General and administrative expense	$37,766	$43,853
Leasing operating expense	34,885	34,687
Total	$72,651	$78,540

As of June 30, 2026 and December 31, 2025, the amount due to related parties of the Company was listed as below:

	June 30,	December 31,
Amount due to related parties	2026	2025
	(Unaudited)	(Audited)
PT. Wiranusa Karana Mardika	$1,335	$1,383
Total	$1,335	$1,383

Since January 1, 2023, the Company leased Giesmart Plaza Zone 2 and Zone 1, 3&4 for KSO and combined office space for CNE, HNE and HWE, respectively, from PT WKM. PT WKM is owned by the Company’s CEO, Dr. Wirawan Jusuf, who holds 50% of the ownership. The lease term for Giesmart Plaza Zone 2 was from January 1, 2023 to March 31, 2024, which was extended to March 31, 2025, and further extended to March 31, 2026. The lease agreement of Giesmart Plaza Zone extended again in 2026 to April 1, 2027. The lease term for Giesmart Zone 1, 3&4 was from January 1, 2023 to September 30, 2024, which was extended to September 30, 2027.   During the six months ended June 30, 2025, the Company incurred rent expense of $34,687 for Giesmart Plaza Zone 2, and $43,853 for Zone 1, 3&4. For the six months ended June 30, 2026, the Company incurred rent expense of $34,885 for Giesmart Plaza Zone 2, and $37,766 for Zone 1, 3&4.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company may be subject to routine litigation, claims, or disputes in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. The Company defends itself vigorously in all such matters. In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. However, the Company cannot predict with certainty the outcome or effect of any such litigation or investigatory matters or any other pending litigation or claims. There can be no assurance as to the ultimate outcome of any such lawsuits and investigations. The Company had no significant pending litigation as of June 30, 2026 and December 31, 2025.

Commitments

As a requirement to acquire and maintain the operatorship of oil and gas blocks in Indonesia, the Company follows a work program and budget that includes firm capital commitments.

Currently, Kruh Block is operated under a KSO until May 2030, which was extended to September, 2035 in August 2023. The Company has material commitments related to its development and exploration activities in the Kruh Block and material commitments in regard to the exploration activity in the Citarum Block under a Production Sharing Contract with the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (known as SKK Migas) (the “PSC”). The following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2026 for all the planned expenditures to be carried out in Kruh Block and Citarum Block (this table takes into account the Company’s updated drilling plans for Kruh Block):

F-14

		Future commitments (Unaudited)
	Nature of commitments	Remainder of 2026	2027	2028 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$-	$950,000
2D seismic	(a)	-	-	6,050,000
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments - Citarum PSC		$-	$-	$39,100,000
Kruh Block KSO
Operating commitments	(d)	$1,429,905	$3,763,035	$81,423,545
Production facility		-	700,000	300,000
G&G studies	(a)	100,000	50,000	-
2D seismic		-	-	-
3D seismic		-	-	-
Drilling	(a)	5,000,000	2,600,000	33,400,000
Workover		-	-	-
Certification		-	-	-
Abandonment and Site Restoration	(c)	38,136	76,272	610,179
Total commitments - Kruh KSO		$6,568,041	$7,189,307	$115,733,724
Total Commitments		$6,568,041	$7,189,307	$154,833,724

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to the Company’s economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Operating commitments are primarily production operation costs related to or associated to the maintenance well work scheduled to be performed on the oil wells with respect to the Kruh Block KSO.

F-15

NOTE 13 – SEGMENT REPORTING

The Company uses the “management approach” in determining reportable segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company manages its business as a single operating segment engaged in upstream oil and gas industry in Indonesia. Substantially all of its revenues are derived in Indonesia. All long-lived assets are located in Indonesia. Therefore, no geographical segments are presented.

The Company has provided this segment information for all comparable prior periods. Segment information is summarized as follows:

	June 30, 2026	June 30, 2025
	(Unaudited)	(Unaudited)
Oil and gas revenues	$1,779,453	$1,069,505
Lease operating expense	(1,302,454)	(1,394,411)
Depletion, depreciation, and amortization	(421,414)	(335,348)
General and administrative expenses	(1,742,249)	(1,761,060)
Total other expense, net	(196,217)	(403,460)
Result of oil and gas producing operations before income taxes	$(1,882,881)	$(2,824,774)
Segment net loss	$(1,882,881)	$(2,824,774)

Reconciliation of profit or loss
Adjustment and reconciling items	-	-
Consolidated net loss	$(1,882,881)	$(2,824,774)

NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated all events up to the date of the issuance of the report and determined that below events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On July 1, 2026, the 30,000 Ordinary Shares granted to the Company's President on December 29, 2025 vested.

On July 25, 2026, the Company spudded the K-29 well at the Kruh Block. The well reached a total measured depth of approximately 3,378 feet, and drilling operations were completed in August 2026. The Company has discovered good quality oil during testing operations

F-16